1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	July 12, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC, Hon Hai/YongLin Foundation Donate BNT Vaccine to Taiwan CDC for COVID-19 Epidemic Prevention

TAIPEI and HSINCHU, Taiwan, R.O.C - July 12, 2021 – TSMC and Hon Hai Precision Industry Co. Ltd./YongLin Foundation today announced they have each completed the purchase of five million doses of BioNTech (BNT) 162b2 vaccine, for a total of 10 million doses, and donated them to the Taiwan Centers for Disease Control (CDC) of the Executive Yuan Ministry of Health and Welfare for epidemic prevention.

In light of the severe global impact of the COVID-19 pandemic, TSMC, Hon Hai, and the YongLin Foundation quickly began to evaluate and make arrangements for vaccine purchase and donation as the epidemic in Taiwan intensified. Thanks to support from multiple parties, including the Office of the President, Executive Yuan, Ministry of Health and Welfare, and the Taiwan CDC for authorization, the contracts for the BNT162b2 vaccine were signed, and all purchased BNT162b2 vaccine was donated to the Taiwan CDC. The vaccines are expected to arrive in Taiwan in batches after the end of September at the earliest, according to the production schedule of the German manufacturer and vaccination progress in Taiwan. Three principles were followed in making this donation: the vaccines must be made in the original production facility, marked with original labelling, and be delivered directly to Taiwan to ensure the vaccines meet Taiwan CDC standards and comply with relevant regulations.

After today’s donation of the BNT162b2 vaccine, please refer to announcements by the Ministry of Health and Welfare for further information on delivery schedules and vaccination arrangements.

Terry Gou, Founder of YongLin Foundation, stated, “It was May 23 when I proposed to the government to donate BNT vaccines. It was until June 18 that the Executive Yuan announced publicly to authorize TSMC and Foxconn/YongLin Foundation to negotiate the purchase of BNT vaccines on behalf of the government. From day one, I understood the heavy responsibility of bringing BNT vaccines to Taiwan. No matter how difficult the process is, my team and I have never given up hope. We have been working ceaselessly to complete all the legal processes and documents. We can certainly feel the anxiety of waiting for the BNT vaccines just like everyone else. Today I am happy to announce that we have signed all legal documents with relevant parties to procure and donate BNT vaccines to Taiwan CDC. The BNT vaccines directly shipped from Germany and/or other EU countries will give the people of Taiwan some breathing room and more confidence in facing the pandemic. The global pandemic situations are still full of challenges with rapidly changing variants. We must not let our guards down with the possible second and third waves looming. If we can strictly abide by the pandemic prevention guidelines, the private and public sectors working together as one team is the surest way to overcome this crisis. I look forward to the future when we are free of the pandemic.”

“Facing the global threats and challenges of the COVID-19 pandemic, TSMC has been devoting its knowledge and global logistics resources to work with the TSMC Charity Foundation, TSMC Education and Culture Foundation, and our overseas subsidiaries since 2020 to support the worldwide anti-pandemic effort, starting from our home base to provide needed assistance, ” said TSMC Chairman Dr. Mark Liu. “As Taiwan is now facing severe impact from COVID-19, TSMC is continuing to take tangible action to fulfill its corporate social responsibility by donating vaccine. We believe that we shall all emerge stronger by overcoming the challenges of the pandemic."

Young Liu, the chairman of Hon Hai Technology Group, stated: “What Taiwan society needs the most at this moment is vaccine resources. We entrusted Terry Gou, Founder of Hon Hai with full authority to actively negotiate vaccine-related matters through YongLin Foundation, to provide the vaccines to Taiwan's medical and pandemic prevention system, and fulfill our social responsibilities. To build a complete pandemic prevention network in Taiwan, commercial corporations and private sectors cannot stand alone, and we must join hands with the pandemic prevention system of the whole society. Each community and family can then be protected and together we can weather the storm.”

About YongLin Foundation

In 2000, Terry Gou and his family founded the Taiwan-based YongLin Foundation to provide funds and support projects dedicated to education, healthcare and charity. YongLin Foundation has been dedicated in helping disadvantaged and underprivileged communities, from children, teens, seniors, women, handicapped groups and patients.

About Hon Hai

Established in Taiwan in 1974, Hon Hai Technology Group (“Foxconn”) (2317: Taiwan) is the world’s largest electronics manufacturer. Foxconn is also the leading technological solution provider and it continuously leverages its expertise in software and hardware to integrate its unique manufacturing systems with emerging technologies. To learn more, visit www.honhai.com.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world. TSMC deployed 281 distinct process technologies, and manufactured 11,617 products for 510 customers in 2020 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

# # #